December 12, 2013

Via EDGAR

Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds)
File Nos. 811-05426 and 033-19338

Dear Mr. Di Stefano:

Below are responses to your comments, which we discussed on November 18, 2013, regarding Post-Effective Amendment No. 134 (the “Amendment”) to the AIM Investment Funds’ (Invesco Investment Funds’) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 16, 2013.  The purpose of the Amendment is to register new funds, Invesco All Cap Market Neutral Fund, Invesco Global Market Neutral Fund, Invesco Global Targeted Returns Fund, Invesco Long/Short Equity Fund, Invesco Low Volatility Emerging Markets Fund, Invesco Macro International Equity Fund and Invesco Macro Long/Short Fund (each a “Fund”).  These comments and responses apply to Class A, C, R, Y, R5 and R6 Shares of each Fund.  Each of your comments is in bold and we have set forth the Registrant’s response immediately below each comment.

PROSPECTUS COMMENTS – INVESCO ALL CAP MARKET NEUTRAL FUND

1.           Comment:  Please clarify or explain the Fund’s investment objective to make the investment objective more readily comprehensible to lay persons, specifically “absolute return over a full market cycle” and  “neutralize the general risks.”

Response:  Registrant has revised the Fund’s investment objective as follows and notes that an explanation of “full market cycle” is included under the Item 9 section entitled “Objective(s) and Strategies”:

“The Fund seeks to provide a~~n absolute~~ positive return over a full market cycle from a broadly diversified portfolio of stocks while seeking to ~~neutralize~~ limit exposure to the general risks associated with stock market investing.”

2.           Comment:  In the section entitled “Portfolio Turnover,” add the narrative disclosure found in Item 3 of Form N-1A to the Fund’s existing disclosure stating that the Fund is new.

Response:  Registrant has revised the disclosure in the section entitled “Portfolio Turnover” as follows:

“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance.  No portfolio turnover rate is disclosed because the Fund had not yet commenced operations prior to the date of this prospectus.”

3.           Comment:  Please explain supplementally why the Fund’s benchmark is an appropriate benchmark.

Response:  The Fund’s market neutral investment strategy seeks to maintain offsetting long and short positions.  As such, the return of the Fund is not expected to be correlated with the equity markets in which the Fund invests and instead derived from the spread between the Fund’s long and short positions.  The Registrant believes that the Fund’s benchmark most closely resembles this spread and notes that the Citigroup 90-Day Treasury Bill Index, or other similar short-term paper indices, are used as benchmarks by other open-end investment companies with market neutral strategies.

PROSPECTUS COMMENTS – INVESCO GLOBAL MARKET NEUTRAL FUND

4.           Comment:  Please clarify or explain the Fund’s investment objective to make the investment objective more readily comprehensible to lay persons.

Response:  Registrant has revised the Fund’s investment objective, as requested, and notes that an explanation of “full market cycle” is included under the Item 9 section entitled “Objective(s) and Strategies.”  Please see the response to comment 1 for the disclosure change.

5.           Comment:   In the section entitled “Portfolio Turnover,” add the narrative disclosure found in Item 3 of Form N-1A to the Fund’s existing disclosure stating that the Fund is new.

Response:  Registrant has added the narrative disclosure found in Item 3 of Form N-1A, as requested.  Please see the response to comment 2 for the disclosure change.

6.           Comment:  Please explain supplementally why the Fund’s benchmark is an appropriate benchmark.

Response:  The Fund’s market neutral investment strategy seeks to maintain offsetting long and short positions.  As such, the return of the Fund is not expected to be correlated with the equity markets in which the Fund invests and instead derived from the spread between the Fund’s long and short positions.  The Registrant believes that the Fund’s benchmark most closely resembles this spread and notes that the Citigroup 90-Day Treasury Bill Index, or other similar short-term paper indices, are used as benchmarks by other open-end investment companies with market neutral strategies.

7.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please identify the specific types of derivative instruments the Fund anticipates using as part of its investment strategy, including specific types of swaps and futures, as applicable.

Response:  Registrant has revised the Fund’s strategy disclosure as follows:

“The derivatives in which the Fund will principally invest will include but are not limited to equity-related futures contracts and swap agreements, such as total return swaps.”

8.           Comment:  If applicable, disclose that the Fund will maintain large cash or cash equivalent holdings as cover for the Fund’s derivative positions.

Response:  The Fund does not anticipate maintaining large cash or cash equivalent holdings as cover for the Fund’s derivative positions.

9.           Comment:  If applicable, disclose any risks to the Fund’s ability to generate a return as a result of its large cash holdings used as cover for derivative positions.

Response:  The Fund does not anticipate maintaining large cash or cash equivalent holdings as cover for the Fund’s derivative positions.

10.           Comment:  If applicable, add “Leverage Risk” to the Fund’s risk disclosure.

Response:   The Fund’s statutory prospectus includes a description of leverage risk under the heading  “Derivatives Risk – Leverage Risk.”  The Fund’s summary prospectus references leverage risk as one of the special risks related to investments in derivatives.  The Registrant notes that Invesco is in the process of re-evaluating the derivative risk disclosure for all funds in the Invesco Fund Complex, including the Fund, and will consider this comment in connection with this re-evaluation.

PROSPECTUS COMMENTS – INVESCO GLOBAL TARGETED RETURNS FUND

11.           Comment:  Please clarify or explain the Fund’s investment objective to make the investment objective more readily comprehensible to lay persons.

Response:  Respectfully, Registrant believes that the Fund’s investment objective is appropriate as written.  Registrant notes the Fund’s strategy disclosure, explaining that the Fund targets positive return over a three year rolling period.

12.           Comment:  In the section entitled “Portfolio Turnover,” add the narrative disclosure found in Item 3 of Form N-1A to the Fund’s existing disclosure stating that the Fund is new.

Response:  Registrant has added the narrative disclosure found in Item 3 of Form N-1A, as requested.  Please see the response to comment 2 for the disclosure change.

13.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please define the term “equity-related securities.”

Response:  Registrant has revised the Fund’s strategy disclosure as follows:

“These asset classes will include equities, ~~equity related securities~~ equity-related derivative instruments, debt securities…”

14.           Comment:  Please clarify whether there are any maturity or quality limitations on the Fund’s investments in debt securities.

Response:  Registrant has revised the Fund’s strategy disclosure as follows:

“These asset classes will include…debt securities (including ~~those~~ investment grade and non-investment grade debt securities issued by companies, governments and/or supranational institutions without regard to maturity)…”

15.           Comment:  Disclosure indicates that the Fund will invest in a Cayman Islands subsidiary (the “Subsidiary”).  Accordingly, we request that the Fund please:

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response:  The Fund and the Subsidiary will apply, on a consolidated basis, the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leveraging (Section 18).

b.
Disclose that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response:  For administrative and other reasons, the Subsidiary will have an advisory contract with Invesco Advisers, Inc. but will not comply with Section 15 of the 1940 Act.  The Registrant notes that the assets of the wholly-owned Subsidiary are assets subject to the advisory agreement between Invesco Advisers, Inc. and the Registrant, on behalf of the Fund.

c.	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Response:  The Subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).  The Subsidiary’s custodian is the same as that of the Fund and is an eligible custodian under Section 17(f)(5).

d.
Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response:  The Fund has not received a private letter ruling regarding whether the Subsidiary’s income is qualifying income but has received an opinion of counsel regarding this matter.  The Registrant respectfully declines to include disclosure concerning such opinion of counsel because it does not believe Form N-1A requires such disclosure.

e.
Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund should reflect aggregate operations of the Fund and the Subsidiary.

Response:  The Subsidiary has the same investment objective and generally employs the same investment strategy as the Fund with respect to the commodity portion of the Fund’s portfolio, except that, as disclosed in the prospectus, the Subsidiary may invest without limitation in commodity-linked derivatives and other securities that provide leveraged and non-leveraged exposure to commodities.

f.	Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response:  The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements, consistent with applicable accounting principles.

g.
Confirm in correspondence that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response:  (1) Consistent with other funds in the Invesco Fund complex, the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table; (2) the Registrant will include an undertaking in Part C of the Fund’s registration statement designating the Subsidiary’s custodian as agent for service of process in the U.S. and consenting to the inspection of its books and records by the Commission staff; (3) see previous response; (4) one or more members of the Subsidiary’s board will separately sign subsequent post-effective amendments to the Trust’s registration statement on Form N-1A that relate to the Fund.

16.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please disclose how the Fund’s investment adviser decides to take long or short positions, when to purchase and sell securities, and what asset classes to purchase.

Response:  Registrant has revised the Fund’s strategy disclosure as follows and notes the Fund’s existing strategy disclosure describes when the Fund’s portfolio managers consider selling a security or other investment:

“Under normal market conditions, the Fund ~~seeks~~ aims to achieve its objective ~~by using a wide array of investment strategies and techniques to invest actively in a broad selection~~ through an unconstrained approach to generating investment ideas through robust risk management. Ideas are generated from discussion around investment themes, fundamental economic analysis and valuation/qualitative modeling and may result in investments across a wide array of asset classes, geographies, sectors and currencies.

Investment ideas are analyzed and selected for inclusion based on expected returns. Each idea is judged against its ability to outperform the US 3 month Treasury Bill over a rolling 3 year period. Each idea is also reviewed based on the independent risk of the idea as well as the diversification benefit to the Fund as a whole. Ideas can result in long or short positions on a core market or market segment as well as positions that implement the portfolio manager’s view on the attractiveness of one market or market segment over another.”

PROSPECTUS COMMENTS – INVESCO LONG/SHORT EQUITY FUND

17.           Comment:  Please clarify or explain the Fund’s investment objective to make the investment objective more readily comprehensible to lay persons.

Response:  Registrant has revised the Fund’s investment objective as follows:

“The Fund’s investment objective is to seek long-term capital appreciation ~~while varying exposure to general equity market risk~~.”

18.           Comment:  In the section entitled “Portfolio Turnover,” add the narrative disclosure found in Item 3 of Form N-1A to the Fund’s existing disclosure stating that the Fund is new.

Response:  Registrant has added the narrative disclosure found in Item 3 of Form N-1A, as requested.  Please see the response to comment 2 for disclosure change.

19.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please define the term “equity-like instruments.”

Response:  Registrant has revised the Fund’s strategy disclosure as follows:

“The Fund seeks to achieve its investment objective by investing in long positions of equities and ~~equity-like~~ equity-related derivative instruments that are believed to be undervalued and investing in short positions of equities and ~~equity-like~~ equity-related derivative instruments that are believed to be overvalued.”

20.           Comment:  Under the section entitled “Objective(s) and Strategies,” please provide appropriate disclosure pursuant to Rule 35d-1 regarding notice to shareholders of a change in the Fund’s 80% policy.

Response:  Registrant has added the following disclosure:

“This policy may be changed by the Board, but no change is anticipated. If the Fund’s policy changes, the Fund will notify shareholders in writing at least 60 days prior to implementation of the change.”

PROSPECTUS COMMENTS – INVESCO LOW VOLATILITY EMERGING MARKETS FUND

21.           Comment:  Under the section entitled “Objective(s) and Strategies,” please provide appropriate disclosure pursuant to Rule 35d-1 regarding notice to shareholders of a change in the Fund’s 80% policy.

Response:  Registrant has added disclosure pursuant to Rule 35d-1 regarding notice to shareholders of a change in the Fund’s 80% policy, as requested.  Please see the response to comment 20 for the disclosure change.

PROSPECTUS COMMENTS – INVESCO MACRO INTERNATIONAL EQUITY FUND

22.           Comment:  In the section entitled “Portfolio Turnover,” add the narrative disclosure found in Item 3 of Form N-1A to the Fund’s existing disclosure stating that the Fund is new.

Response:  Registrant has added the narrative disclosure found in Item 3 of Form N-1A, as requested.  Please see the response to comment 2 for the disclosure change.

23.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please clarify the term “smart beta indices.”  Please explain who created the indices and using what criteria.

Response:  Respectfully, Registrant believes its current disclosure provides a sufficiently plain English description of smart beta indices. Registrant has revised the disclosure to explain the creator of smart beta indices as follows:

“These indices are created and maintained by third-party index providers and differ from traditional, market capitalization-based indices in that they use equal weighting, low volatility or other methodologies to determine the stocks included in the indices and the weights of individual stocks within the indices.”

24.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please explain the meaning of the sentence “[t]he Fund will seek to track multiple smart beta indices…” as the term “track” suggests that the Fund will be tracking a single index.

Response:  Registrant has revised the sentence as follows:

“~~The~~ Different portions or ‘sleeves’ of the Fund will seek to track ~~multiple~~ different smart beta indices to achieve what the management team believes is appropriate diversification.”

25.           Comment:  Please define or explain the term “market” in the following sentence:

“When an equity market is viewed as expensive, the Fund will decrease its strategic allocation ratio to that market, and conversely, when equity markets are viewed as inexpensive, the Fund will increase its strategic allocation ratio to that market.”

Response:  Registrant has replaced the above-referenced sentence with the following disclosure:

“The investment approach focuses on four concepts: absolute valuation, relative valuation, the economic environment, and historic price movements. When the balance of these concepts is positive, the management team will increase exposure to a region or country’s equity market by purchasing more relative to the strategic allocation. In a like manner, the management team will reduce exposure to a region or country’s equity market strategic assets when the balance of these concepts is negative.”

26.           Comment:  In the Item 4 disclosure in the section entitled “Principal Risks of Investing in the Fund,” please include summary descriptions of the bulleted items within the Fund’s derivatives risk as found in the Item 9 section entitled “Risks.”

Response:  The Registrant does not intend to make the requested change at this time but notes that Invesco is in the process of re-evaluating the derivative risk disclosure for all funds in the Invesco Fund Complex, including the Fund, and will undertake to comply with the Staff’s comment to include additional risk derivative disclosure in the summary section of the prospectus in connection with this re-evaluation.

27.           Comment:  Under the section entitled “Objective(s) and Strategies,” please provide appropriate disclosure pursuant to Rule 35d-1 regarding notice to shareholders of a change in the Fund’s 80% policy.

Response:  Registrant has added disclosure pursuant to Rule 35d-1 regarding notice to shareholders of a change in the Fund’s 80% policy, as requested.  Please see the response to comment 20 for the disclosure change.

PROSPECTUS COMMENTS – INVESCO MACRO LONG/SHORT FUND

28.           Comment:  In the section entitled “Portfolio Turnover,” add the narrative disclosure found in Item 3 of Form N-1A to the Fund’s existing disclosure stating that the Fund is new.

Response:  Registrant has added the narrative disclosure found in Item 3 of Form N-1A, as requested.  Please see the response to comment 2 for the disclosure change.

29.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please identify the specific types of derivative instruments the Fund anticipates using as part of its investment strategy.

Response:  Registrant has revised the Fund’s strategy disclosure to identify the specific types of derivative instruments the Fund anticipates using as part of its investment strategy, as requested.  Please see the response to comment 7 for the disclosure change.

30.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please clarify the term “smart beta indices.”  Please explain who created the indices and using what criteria.

Response:  Registrant has revised the disclosure to explain the creator of smart beta indices.  Respectfully, Registrant believes its current disclosure provides a sufficiently plain English description of smart beta indices.  Please see the response to comment 23 for the disclosure change.

31.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund,” please explain the meaning of the sentence “[t]he Fund will seek to track multiple smart beta indices…” as the term “track” suggests that the Fund will be tracking a single index.

Response:  Registrant has revised the sentence to clarify that different portions of the Fund may track different indices.  Please see the response to comment 24 for the disclosure change.

32.           Comment:  Please provide disclosure regarding how the Fund’s investment adviser decides when to sell a security or investment.

Response:  Registrant has added the following disclosure:

“The investment approach focuses on four concepts: absolute valuation, relative valuation, the economic environment, and historic price movements. When the balance of these concepts is positive, the management team will increase exposure to a region or country’s equity market by purchasing more relative to the strategic allocation. In a like manner, the management team will reduce exposure to a region or country’s equity market strategic assets when the balance of these concepts is negative.”

33.           Comment:  Please add “Short Sales Risk” to the Fund’s risk disclosure.

Response:  Registrant has added “Short Sales Risk” to the Fund’s risk disclosure, as requested.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

34.           Comment:  Please add the description of the Funds’ asset segregation and cover policies located in the first full paragraph on page 26 to each Fund’s statutory prospectus.

Response:  The Item 9 Derivatives Risk disclosed in the prospectuses of the Invesco All Cap Market Neutral Fund, Invesco Global Market Neutral Fund, Invesco Global Targeted Returns Fund, Invesco Long/Short Equity Fund, Invesco Macro International Fund and Invesco Macro Long/Short Fund (the “Derivatives-Related Funds”) currently discloses that the Fund will segregate assets or otherwise cover transactions that give rise to financial leverage.  The Registrant notes that Invesco is in the process of re-evaluating the derivative risk disclosure for all funds in the Invesco Fund Complex, including the Derivatives-Related Funds, and will consider the Staff’s comment to include additional information regarding asset segregation and cover in the prospectus in connection with this re-evaluation.  The Registrant notes that such prospectus disclosure does not apply to the Invesco Low Volatility Emerging Markets Fund because the Fund does not principally invest in derivative instruments or engage in other transactions that give rise to leverage.

With respect to the foregoing comments, Registrant acknowledges the following:

1.      The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.      Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.      The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-1324 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Veronica Castillo
Veronica Castillo, Esq.
Counsel